                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ________)*

                      Alternative Living Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 02145K-10-7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Alan C. Leet
                                Rogers & Hardin
                            2700 International Tower
                         229 Peachtree Street, N.E.
                    Atlanta, Georgia  30303   404/522-4700
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              January 10, 1997
--------------------------------------------------------------------------------
              (Date of Event which Requires filing this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                 Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 9 Pages)





----------------------------------

     *The Remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") of otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                       SCHEDULE 13D
  CUSIP No.                   02145K-10-7                                          Page     2     of     9     Pages
            -----------------------------                                               ---------    ---------


  1       NAME OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           PETER H. HUIZENGA
------------------------------------------------------------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                            (A) [ ]
                                                                                                                       (B) [ ]
------------------------------------------------------------------------------------------------------------------------------------
  3       SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

                                               PF
------------------------------------------------------------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          [ ]


------------------------------------------------------------------------------------------------------------------------------------
  6       CITIZENSHIP OF PLACE OF ORGANIZATION

                                                UNITED STATES OF AMERICA
------------------------------------------------------------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

                        ------------------------------------------------------------------------------------------------------------
      Number of
        Shares
     Beneficially       8       SHARED VOTING POWER
       Owned by
         Each                                            736,818
      Reporting         ------------------------------------------------------------------------------------------------------------
        Person
         With           9       SOLE DISPOSITIVE POWER

                        ------------------------------------------------------------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                                         736,818
------------------------------------------------------------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           736,818

------------------------------------------------------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                           [ ]

------------------------------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                     5.7%
------------------------------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

                                                                     IN
------------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                                                                          <C
                                                       SCHEDULE 13D
  CUSIP No.                   02145K-10-7                                          Page     3     of     9     Pages
            -----------------------------                                               ---------    ---------


  1       NAME OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           HEIDI HUIZENGA
------------------------------------------------------------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                            (A) [ ]
                                                                                                                       (B) [ ]
------------------------------------------------------------------------------------------------------------------------------------
  3       SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

                                                    PF
------------------------------------------------------------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          [ ]


------------------------------------------------------------------------------------------------------------------------------------
  6       CITIZENSHIP OF PLACE OF ORGANIZATION

                                                UNITED STATES OF AMERICA
------------------------------------------------------------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

      Number of         ------------------------------------------------------------------------------------------------------------
        Shares          8       SHARED VOTING POWER
     Beneficially
       Owned by                                          736,818
         Each           ------------------------------------------------------------------------------------------------------------
      Reporting         9       SOLE DISPOSITIVE POWER
        Person
         With           ------------------------------------------------------------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                                         736,818
------------------------------------------------------------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                         736,818

------------------------------------------------------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                           [ ]

------------------------------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                     5.7%
------------------------------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

                                                                     IN
------------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.      02145K-10-7                             Page   4   of   9   Pages
         ------------------                                 -----   ------
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the shares of common stock, $.01 par value per share (the "Common Stock"), of Alternative Living Services, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 450
N. Sunnyslope Road, Suite 300, Brookfield, Wisconsin 53005.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)     Name

                 1.       Peter H. Huizenga ("Mr. Huizenga")
                 2        Heidi Huizenga ("Mrs. Huizenga")

         (b)     Address

                 1.       2215 York Road
                          Suite 500
                          Oakbrook, Illinois  60521

                 2.       2215 York Road
                          Suite 500
                          Oakbrook, Illinois  60521

         (c)     Present Principal Occupation or Employment

                 1. Mr. Huizenga is the president of Huizenga Capital Management with its principal business address at 2215 York Road, Suite 500, Oakbrook, Illinois 60521. Huizenga Capital Management is a sole proprietorship which operates as a personal investment company.

                 2.       Mrs. Huizenga is not currently employed.

         (d) Neither of the Reporting Persons has during the past five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither of the Reporting Persons has during the past five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)     Citizenship:

                 1.       Mr. Huizenga is a United States citizen.
                 2.       Mrs. Huizenga is a United States citizen.

CUSIP No.      02145K-10-7                             Page   5   of   9   Pages
         ------------------                                 -----   ------


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The responses to Item 4 are incorporated herein by this reference.

         The Reporting Persons acquired 753,024 shares of common stock of the issuer (the "Common Stock") referred to on the cover pages of this Statement upon the liquidation of Alternative Living Investors, L.L.C. ("ALI"), a limited liability company. In May of 1995, the Issuer consummated a recapitalization transaction (the "1995 Recapitalization") whereby the Issuer sold 4,302,994 shares of Common Stock to ALI for $20 million. ALI's members included Mr. Huizenga, the Peter H. Huizenga Testamentary Trust (the "Testamentary Trust"), of which Mr. Huizenga is the sole trustee, the Timothy Dean Huizenga Trust (the "Timothy Trust"), of which Mrs. Huizenga and John Huizenga are the trustees, the Peter H. Huizenga, Jr. Trust (the "Peter Jr. Trust"), of which Mrs. Huizenga and John Huizenga are the trustees, the Betsy Huizenga Trust (the "Betsy Trust"), of which Mr. Huizenga is the trustee, and the Greta Huizenga Trust (the "Greta Trust"), of which Mr. Huizenga is the trustee (all such trusts together, the "Trusts"). Mr. Huizenga and the Trusts paid $3.5 million in the aggregate to ALI for their respective member interests in ALI.

         On August 6, 1996, the Issuer commenced a public offering of 6,000,000 shares of Common Stock (the "Offering"). Immediately prior to the closing of the Offering, ALI liquidated and distributed to its members their respective pro- rata interest in the shares of Common Stock held by ALI (the "Liquidation"). Certain stockholders of the Issuer, including Mr. Huizenga, the Testamentary Trust, the Peter Jr. Trust, the Betsy Trust, the Greta Trust and the Timothy Trust sold 66,206 shares in the aggregate to the underwriters pursuant to an over-allotment option.

         As a result of the Offering and the Liquidation, the Reporting Persons beneficially owned 686,818 shares of Common Stock. Of these shares, 196,233 shares were owned by Mr. Huizenga individually. 333,597 shares were held by the Testamentary Trust, and each of the Timothy Trust, the Peter Jr. Trust, the Betsy Trust and the Greta Trust owned 39,247 shares of Common Stock, respectively. The shares previously held by the Peter Jr. Trust have been, or will be transferred to a new trust, of which the sole trustee will be Mr. Huizenga.

         On January 10, 1997, Mr. Huizenga purchased 25,000 shares of Common Stock and the Testamentary Trust purchased 25,000 shares of Common Stock in open market transactions at a price of $12 per share.

         All funds used to acquire such member interests in ALI or shares of Common Stock were personal investment funds of Mr. Huizenga or the Trusts, respectively.

ITEM 4.  PURPOSE OF THE TRANSACTION

         The responses to Items 2(a), 3 and 6 are incorporated herein by this reference.

         The Reporting Persons acquired beneficial ownership of 686,818 shares of Common Stock in the aggregate pursuant to the Liquidation of ALI. Mr. Huizenga acquired the additional shares reported in Item 5(c) of this Statement in order to increase his and the Testamentary Trust's respective equity interests and investment in the Issuer. Depending upon their evaluation of the Issuer's business and prospects, either of the Reporting Persons or the Trusts may from time to time purchase shares of Common Stock and may from time to time dispose of all or a portion of the Common Stock held by such person, or cease buying or selling Common Stock.

         Other than as indicated above, the Reporting Persons listed in Item 2(a) above presently have no plans or proposals which relate to or would otherwise result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

CUSIP No.      02145K-10-7                             Page   6   of   9   Pages
         ------------------                                 -----   ------


         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)     Any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Mr. Huizenga is the direct beneficial owner (individually or as trustee of the Testamentary Trust, the Betsy Trust or the Greta Trust) of 658,324 shares of Common Stock, or 5.1% of the 12,966,557 shares of Common Stock outstanding on November 14, 1996 (the date of the Issuer's most recently available filing with the Securities and Exchange Commission). Mrs. Huizenga is the direct beneficial owner (as trustee of the Timothy Trust or the Peter Jr. Trust) of 78,494 shares of Common Stock, or 0.6% of the shares outstanding on November 14, 1996. Because of the familial relationship (Mr. and Mrs. Huizenga are husband and wife), each Reporting Person listed in Item 2(a) may be deemed to beneficially own the shares beneficially owned directly by the other although neither Reporting Person has the power to vote, direct the voting, dispose or direct the disposition of the shares held by or beneficially owned directly by the other Reporting Person, and each Reporting Person disclaims beneficial ownership of the shares held by or beneficially owned directly by the other. Accordingly, each of the Reporting Persons may be deemed to beneficially own 736,818 shares of the Common Stock, or 5.7% of the total number of outstanding shares of Common Stock on November 14, 1996.

         (b) Mr. Huizenga has the direct power to vote and direct the disposition of the shares held by him, the Testamentary Trust, the Betsy Trust and the Greta Trust. Ms. Huizenga has the direct power to vote and direct the disposition of the shares held by the Timothy Trust and the Peter Jr. Trust.
By virtue of the familial relationship described in Item 5(a), the number of shares of the Common Stock as to which there is (or may be deemed) shared power to vote or direct the vote and shared power to dispose or direct the disposition for each of the Reporting Persons listed in Item 2(a) is set forth on the cover pages of the Statement, and such information is incorporated herein by this reference. Both Mrs. Huizenga and John Huizenga, the brother of Mr. Huizenga ("J. Huizenga"), are trustees of the Timothy Trust and the Peter Jr. Trust. J. Huizenga is a private investor whose principal business address is West Michigan Equities, 1007 Parchment Drive, S.E., Grand Rapids, Michigan 49546. J. Huizenga is also a United States citizen. J. Huizenga has not during the past five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he during the past five years been a party

CUSIP No.      02145K-10-7                             Page   7   of   9   Pages
         ------------------                                 -----   ------

to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (c) On January 10, 1997, Mr. Huizenga purchased 25,000 shares of Common Stock and the Testamentary Trust purchased 25,000 shares of Common Stock in open market transactions at a price of $12 per share.

         (d) The Reporting Persons or the Trusts have the sole right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the shares reported on the cover pages of this Statement, except J. Huizenga shares the right to direct the receipt of the dividends or the proceeds from the sale of shares with Mrs. Huizenga, for the 39,247 shares held by the Timothy Trust and the 39,247 shares held by the Peter Jr. Trust.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The responses to Item 3, 4 and 5 are incorporated herein by this reference.

         In connection with the Offering, Mr. Huizenga executed a Lock-up Agreement pursuant to which Mr. Huizenga agreed that, for a period of 180 days after August 5, 1996, the date of the Underwriting Agreement related to the Offering, he would not offer to sell, sell, contract to sell, grant an option to purchase or otherwise dispose of any shares of Common Stock without the prior written consent of Natwest Securities Limited.

         Ronald G. Kenny, a management employee of Huizenga Capital Management, serves as a member of the Board of Directors of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 Lock-up Agreement dated August 1, 1996 and executed by Mr. Huizenga

CUSIP No.      02145K-10-7                             Page   8   of   9   Pages
         ------------------                                 -----   ------

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:     1/17/97                         /s/ Peter H. Huizenga
        ------------------                 ------------------------
                                           PETER H. HUIZENGA

CUSIP No.      02145K-10-7                             Page   9   of   9   Pages
         ------------------                                 -----   ------



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:    1/17/97                          /s/ Heidi Huizenga
        ----------------------             ------------------------
                                           HEIDI HUIZENGA

                                                                    EXHIBIT 1

NATWEST SECURITIES LIMITED
McDONALD & COMPANY SECURITIES, INC.
THE CHICAGO CORPORATION
As Representatives of the
several Underwriters
c/o NatWest Securities Limited
135 Bishopsgate
London EC2M 3XT
England

Ladies and Gentlemen:

        The undersigned understands that Alternative Living Services, Inc. (the "Company") has filed a Registration Statement (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") relating to the proposed sale of the Company's common stock, par value $.01 per share (the "Common Stock") by the Company and certain existing stockholders of the Company in a public offering (the "Offering") to be underwritten by NatWest Securities Limited ("NatWest"), McDonald & Company Securities, Inc., The Chicago Corporation (the "Representatives"), and other potential underwriters (the "Underwriters"). NatWest has requested that each director and officer of the Company and certain stockholders of the Company enter into this Agreement because the prospect of public sales of Common Stock by the Company's stockholders during the period after the offering would be detrimental to the proposed underwriting effort. The undersigned recognizes that it is in the best financial interests of the undersigned, as an officer, director or stockholder of the Company, that the proposed public offering be completed.

        In consideration of the foregoing and with the understanding that the Underwriters will rely hereon in connection with their commitment to underwrite the proposed public offering, the undersigned hereby agrees for the benefit of the Company, the Representatives and the Underwriters not to, without the prior written consent of NatWest, directly or indirectly, offer to sell, sell, contract to sell, grant any option to purchase or otherwise dispose (or announce any offer, sale, grant of any option to purchase or other disposition) of any shares of Common Stock, or any securities, convertible into or exercisable or exchangeable for, shares of Common Stock for a period of 180 days after the date of the Underwriting Agreement related to the Offering.


Dated: August 1, 1996

                                        /s/ Peter Huizenga
                                        --------------------------------
                                        [Director/Officer/Stockholder]